Exhibit 99.1

Rediff.Com Reports Results for the Second Fiscal Quarter Ended September 30, 2012

Mumbai, India, October 26, 2012

Overall revenues for the 2012 fiscal second quarter were $3.84 million compared to $5.10 million in the 2011 fiscal second quarter, though sales and gross margins both improved sequentially, and both quarter-over-quarter and year-over-year losses declined for the comparable periods.

The Company’s core online advertising business in India has shown a positive quarterly sequential growth of 7% in dollar terms, in the second fiscal quarter of 2012, amidst the prevailing economic slowdown in India and global uncertainty. In the same period, revenue from Rediff.com’s ecommerce business grew 20% on a quarterly sequential basis and 61% on a year on year basis, while maintaining a positive margin of 12%.

“There continues to be difficult economic conditions which have curtailed our near-term growth, but we believe the promise of the broadband revolution remains very much a reality. We believe that the modest growth we are seeing in our India online and ecommerce businesses, and the uptick in demand for our News Search and RediffMail offerings, are early indicators that our strategy of positioning Rediff for future growth is beginning to gain momentum,” said Ajit Balakrishnan, Chairman and Chief Executive Officer of Rediff.com.

“We are actively managing our expense structure but continue to invest in areas we believe will successfully position Rediff for the future, such as News Search, ecommerce, and local TV advertising. We are also improving our website functionality to provide a more rounded offering for both Indian consumers and our current and potential advertising partners,” Mr. Balakrishnan continued.

Local TV ad services are now available in 10 Indian cities and the Company has started recognizing its first revenues. Rediff’s ecommerce offering also now includes 172,000 SKUs, which represents a 24.6% increase over the comparable second quarter last year. The number of vendors the Company works with today has also increased by 22% for the same periods. Additionally, Rediff’s News and information service is now deliverable on apps for platforms such as Android and Windows, while the flagship Rediffmail service is available on mobile platforms such as Symbian, Java and Android.

Mr. Balakrishnan continued, “While we wait to complete the rollout of our new products and services and for the economic situation to improve, we are instituting very tight controls on our expenses. Our cash burn of $ 0.9 million this quarter is half that of the average of each of the preceding four quarters, and our operational expenditure is a third lower than the same period last year. We remain focused on building our business for the long-term and believe Rediff is well positioned throughout the India market, especially as networks are further built out and speeds improve, devices become more affordable and as the global economic environment improves. Sustainable, long-term shareholder value remains the priority for our Company.

(Operating EBITDA is a non-GAAP financial measure. Please see further below in a tabular form in this release, the reconciliation of Operating EBITDA to net income.)

Further details of Rediff.com’s results for the Second fiscal quarter ended September 30, 2012 are appended in tabular form to this press release. A script of the earnings results conference call held on October 26, 2012 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations or negatives of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to the slowdown in economies worldwide and in the sectors in which our clients are based, the slowdown in Internet and IT sectors worldwide, competition, the success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products and the widespread acceptance of the Internet as well as other risks detailed in the annual report on Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the U.S. Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS

QUARTER ENDED SEPTEMBER 30, 2012

(All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended September 30
	2012	2011
Revenues
India Online	3.00	4.18
US Publishing	0.84	0.92
Total Revenues	3.84	5.10
Cost of Revenues *	(2.51)	(2.81)
Gross Margin	1.33	2.29
Gross Margin %	35%	45%
Operating Expenses *	(3.20)	(4.60)
Operating EBITDA	(1.87)	(2.31)
Depreciation / Amortization	(0.93)	(0.93)
Interest Income	0.49	0.76
Foreign Exchange gain (loss)	(0.03)	(0.07)
Equity in net loss of equity method investee	—	(0.09)
Net loss before income taxes	(2.34)	(2.64)
Tax	—	—
Net loss	(2.34)	(2.64)
Net loss per ADS (in US dollars), basic	(0.085)	(0.096)
Net loss per ADS (in US dollars), diluted	(0.085)	(0.096)
Weighted average ADSs outstanding (in millions)	27.59	27.57
* Stock-Based Compensation included in:
Cost of Revenues	0.02	0.02
Operating Expenses	0.17	0.23

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•

The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning Operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on Operating EBITDA. Investors and industry analysts use Operating EBITDA to measure the Company’s performance compared to historic results and our peer group. The reconciliation between Operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

QUARTER ENDED SEPTEMBER 30, 2012

(All figures are in US$ millions)

	Quarter ended September 30
	2012	2011
Operating EBITDA (Non-GAAP)	(1.87)	(2.31)
Depreciation / Amortization	(0.93)	(0.93)
Interest Income	0.49	0.76
Foreign Exchange gain (loss)	(0.03)	(0.07)
Equity in net loss of equity method investee	—	(0.09)
Net loss before income taxes	(2.34)	(2.64)
Tax	—	—
Net loss (GAAP)	(2.34)	(2.64)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization and foreign exchange gain (loss). We have used non-GAAP operating expenses measure to compute our Operating EBITDA. A reconciliation of GAAP operating expenses to non-GAAP operating expenses is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

QUARTER ENDED SEPTEMBER 30, 2012

(All figures are in US$ millions)

	Quarter ended September 30
	2012	2011
Operating Expenses (GAAP)	4.16	5.60
Depreciation/Amortization	(0.93)	(0.93)
Foreign Exchange gain (loss)	(0.03)	(0.07)
Operating Expenses (Non-GAAP)	3.20	4.60

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com